Exhibit 99.4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2024

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 11, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment indicators for vessels held and used

Description of the matter

As of December 31, 2024, the carrying value of the Company’s vessels, including unamortized dry-docking costs was $2,957,918. As discussed in Note 1(i), 4 and 5 to the consolidated financial statements, the Company assesses whether events or changes in circumstances have occurred that could indicate that the carrying amounts of its vessels plus unamortized dry-docking costs may not be recoverable, in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

Auditing the Company’s impairment indicator assessment was complex due to the judgement and estimation uncertainty required to evaluate events or changes in circumstances affecting the market and economic conditions in a cyclical and volatile industry, as well as the subjectivity involved in assessing potential indicators of impairment.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment indicator assessment process concerning controls over management’s identification of impairment indicators.

We analyzed management’s impairment assessment of vessel impairment indicators against the accounting guidance in ASC 360. In order to test management’s assessment of the developments in market conditions, our procedures included, among others, performing an analysis over the market charter rates and market prices, recent sale and purchase activity for second-hand tanker and LNG vessels, as well as changes in third-party valuations using market information derived from external industry data. Our procedures also included sensitivity analyses to evaluate the impact from potential sales. We assessed the Company’s disclosures in Notes 1(i), 4 and 5 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 11, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 11, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 11, 2025

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024, AND 2023

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$343,373	$372,032
Restricted cash	4,939	4,662
Margin deposits	4,270	4,270
Trade accounts receivable, net (Note 1(f))	26,451	46,698
Capitalized voyage expenses	1,437	1,448
Due from related parties (Note 2)	2,842	5,287
Advances and other	36,284	26,275
Vessels held for sale (Note 1(j))	—	20,985
Inventories	18,948	22,513
Prepaid insurance and other	8,380	3,913
Receivable, short-term (Note 3)	4,370	—
Current portion of financial instruments-Fair value	509	1,253

Total current assets	451,803	509,336

FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion	84	—
RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	15,937	36,969
LONG-TERM RECEIVABLE (Note 3)	8,183	23,812
INVESTMENT IN DEBT SECURITIES (Note 9)	25,230	5,064
FIXED ASSETS (Note 4)
Advances for vessels under construction	246,392	150,575
Vessels	4,030,874	3,616,223
Accumulated depreciation	(1,111,091)	(1,016,202)
Vessels’ Net Book Value	2,919,783	2,600,021

Total fixed assets	3,166,175	2,750,596

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	39,110	38,313

Total assets	$3,706,522	$3,364,090

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$251,752	$191,974
Payables	55,846	40,207
Due to related parties (Note 2)	880	3,558
Accrued liabilities	49,901	33,391
Unearned revenue (Note 1n)	37,410	31,902
Current portion of obligations under operating leases (Note 3)	11,608	21,031
Current portion of financial liability under operating leases (Note 3)	1,097	1,067
Current portion of financial instruments-Fair value	25	72

Total current liabilities	$408,519	$323,202

	2024	2023
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	$1,495,342	$1,370,683
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	4,329	15,937
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 3)	—	1,097
LIABILITIES ASSUMED FROM TIME CHARTERS ATTACHED (Note 15)	31,135	—
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	524
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2024 and December 31, 2023	11,493	11,493
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2024 and December 31, 2023; 30,805,776 shares issued and 30,127,603 shares outstanding at December 31, 2024 and 30,183,776 shares issued and 29,505,603 shares outstanding at December 31, 2023 respectively.	151,541	150,919
Additional paid-in capital	919,718	912,214
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive (loss) income	(904)	2,485
Retained earnings	652,651	548,237

Total Tsakos Energy Navigation Limited stockholders’ equity	1,727,708	1,618,557
Non-controlling interest	39,489	34,090
Total stockholders’ equity	1,767,197	1,652,647

Total liabilities and stockholders’ equity	$3,706,522	$3,364,090

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2024	2023	2022
VOYAGE REVENUES:	$804,061	$889,566	$860,400
EXPENSES:
Voyage expenses	152,875	155,724	209,890
Charter hire expense	17,966	24,680	32,774
Vessel operating expenses	198,049	194,914	190,268
Depreciation and amortization	159,902	144,241	140,821
General and administrative expenses	45,373	33,339	29,854
(Gain) Loss on sale of vessels (Note 4)	(48,662)	(81,198)	440
Impairment charges (Note 4)	—	26,367	—

Total expenses	525,503	498,067	604,047

Operating income	278,558	391,499	256,353

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(112,151)	(100,821)	(50,253)
Interest income	15,124	14,582	2,000
Other, net	99	(176)	366

Total other expenses, net	(96,928)	(86,415)	(47,887)

Net income	181,630	305,084	208,466
Less: Net income attributable to the non-controlling interest	(5,399)	(4,902)	(4,232)

Net income attributable to Tsakos Energy Navigation Limited	$176,231	$300,182	$204,234

Effect of preferred dividends (Note 10)	(27,000)	(30,184)	(34,724)
Deemed dividend on Series D Preferred Shares (Note 10)	—	(3,256)	—
Undistributed income to Series G participants	—	—	(1,250)
Undistributed income allocated to non-vested restricted common stock (Note 10)	(959)	—	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$148,272	$266,742	$168,260
Earnings per share, basic attributable to Tsakos EnergyNavigation Limited common stockholders	$5.03	$9.04	$6.02
Earnings per share, diluted attributable to Tsakos EnergyNavigation Limited common stockholders	$5.03	$9.04	$6.01

Weighted average number of shares, basic	29,505,603	29,505,603	27,970,799

Weighted average number of shares, diluted	29,505,603	29,505,603	28,188,064

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2024	2023	2022
Net income	$181,630	$305,084	$208,466
Other comprehensive income
Unrealized (loss) income on interest rate swaps, net	(3,389)	(5,180)	24,840

Comprehensive income	178,241	299,904	233,306

Less: comprehensive income attributable to the non-controlling interest	(5,399)	(4,902)	(4,232)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$172,842	$295,002	$229,074

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars-except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income	—	—	—	—	—	204,234	—	204,234	4,232	208,466
Issuance of Common Shares	—	23,167	20,674	—	—	—	—	43,841	—	43,841
Partial redemption of Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(2,500)	(2,500)
Partial redemption of Series G convertible preferred shares	(459)	1,531	(1,072)	—	—	—	—	—	—	—
Sale of Series D preferred shares	—	—	1	—	—	—	—	1	—	1
Sale of Series E preferred shares	2	—	50	—	—	—	—	52	—	52
Sale of Series F preferred shares	6	—	133	—	—	—	—	139	—	139
Cash dividends paid ($0.25 per common share)	—	—	—	—	—	(7,289)	—	(7,289)	—	(7,289)
Dividends paid on Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(1,698)	(1,698)
Dividends paid on Series D preferred shares	—	—	—	—	—	(7,694)	—	(7,694)	—	(7,694)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,975)	—	(10,975)	—	(10,975)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Dividends paid on Series G Convertible preferred shares	—	—	—	—	—	(31)	—	(31)	—	(31)
Other comprehensive income	—	—	—	—	—	—	24,840	24,840	—	24,840

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income	—	—	—	—	—	300,182	—	300,182	4,902	305,084
Redemption of Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(20,388)	(20,388)
Redemption of Series D preferred shares	(3,517)	—	(81,154)	—	—	(3,256)	—	(87,927)	—	(87,927)
Cash dividends paid ($1.0 per common share)	—	—	—	—	—	(29,508)	—	(29,508)	—	(29,508)
Dividends paid on Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(1,446)	(1,446)
Dividends paid on Series D preferred shares	—	—	—	—	—	(3,907)	—	(3,907)	—	(3,907)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Other comprehensive loss	—	—	—	—	—	—	(5,180)	(5,180)	—	(5,180)
BALANCE December 31, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647
Net income	—	—	—	—	—	176,231	—	176,231	5,399	181,630
Issuance and forfeiture of restricted shares 622,000	—	622	(622)	—	—	—	—	—	—	—
Cash dividends paid ($1.50 per common share)	—	—	—	—	—	(44,817)	—	(44,817)	—	(44,817)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Stock based compensation expense	—	—	8,126	—	—	—	—	8,126	—	8,126
Other comprehensive loss	—	—	—	—	—	—	(3,389)	(3,389)	—	(3,389)
BALANCE December 31, 2024	$11,493	$151,541	$919,718	678,173	$(6,791)	$652,651	$(904)	$1,727,708	$39,489	$1,767,197

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (expressed in thousands of U.S. dollars)

	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$181,630	$305,084	$208,466
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	138,396	122,811	120,459
Amortization of deferred dry-docking costs and leasehold improvements	20,091	21,124	19,246
Amortization of deferred finance costs	3,626	3,623	4,052
Amortization of right of use assets for finance lease	1,415	306	1,116
Amortization of assumed liabilities from time charters attached	(15,792)	—	—
Amortization of revenue escalation	2,013	(3,984)	(2,004)
Stock based compensation expense	8,126	—	—
Interest expense on long term receivable, net	(541)	(505)	(403)
Interest income from debt securities, accrued	(166)	(64)	—
Change in fair value of derivative instruments	(3,541)	(5,868)	(5,923)
(Gain) Loss on sale of vessels	(48,662)	(81,198)	440
Impairment charges	—	26,367	—
Payments for dry-docking	(24,738)	(19,071)	(29,445)
Proceeds from swaps terminations	—	—	16,195
(Increase) Decrease in:
Receivables and other, net	16,866	28,371	(35,238)
Margin deposits	—	—	1,579
Inventories	3,565	3,704	(3,299)
Prepaid insurance and other	(3,398)	2,905	(4,957)
Capitalized voyage expenses	11	456	(65)
Increase (Decrease) in:
Payables and other	12,961	(11,830)	(27,064)
Accrued liabilities	10,314	(2,805)	8,345
Unearned revenue	5,508	5,853	17,029

Net Cash provided by Operating Activities	307,684	395,279	288,529

Cash Flows from Investing Activities:
Advances for vessels under construction	(160,413)	(134,741)	(31,809)
Vessel acquisitions and/or improvements	(489,609)	(163,644)	(301,560)
Investments in debt securities	(20,000)	(5,000)	—
Proceeds from sale of vessels	228,416	165,944	31,555

Net Cash used in Investing Activities	(441,606)	(137,441)	(301,814)

Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	410,632	411,424	701,105
Financing costs	(4,805)	(3,952)	(6,296)
Payments of long-term debt and other financial liabilities	(226,085)	(426,315)	(494,171)
Payments on principal portion of financial liabilities	(2,385)	(1,564)	(2,933)
Redemption of Series D preferred shares	—	(87,927)	—
Redemption of Series B preferred shares	—	(20,388)	(2,500)
Proceeds from stock issuance program, net	—	—	43,841
Proceeds from preferred stock issuance, net	—	—	192
Cash dividends	(71,817)	(61,861)	(43,711)

Net Cash provided by (used in) Financing Activities	105,540	(190,583)	195,527

	2024	2023	2022
Net (decrease) increase in cash and cash equivalents and restricted cash	$(28,382)	$67,255	$182,242
Cash and cash equivalents and restricted cash at beginning of period	376,694	309,439	127,197

Cash and cash equivalents and restricted cash at end of period	$348,312	$376,694	$309,439

Interest paid
Cash paid for interest net of amounts capitalized	$108,648	$101,344	$48,946
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	343,373	372,032	304,367
Restricted cash	4,939	4,662	5,072

Total Cash and cash equivalents and restricted cash	348,312	376,694	309,439

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies

(a) Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude oil and product carriers including three vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c) Other Comprehensive Income (Loss): The consolidated statement of other comprehensive income (loss), presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income (loss) on the face of the statement in which the components of other comprehensive income (loss) are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

(e) Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash. Interest earned on cash and cash equivalents and cash deposits is presented as interest income in the accompanying consolidated statements of comprehensive income.

(f) Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2024, 2023 and 2022, the Company had no write offs of trade accounts receivable, deemed uncollectible.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the consolidated statements of comprehensive income.

The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

Impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2024, and December 31, 2023.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2024, and December 31, 2023.

(g) Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(h) Fixed Assets: Fixed assets consist of vessels and vessels under construction. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and upon delivery of new buildings, including capitalized interest, and expenses incurred upon the acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i) Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel including any unamortized dry-docking costs (Note 1(k)) may not be recoverable, in accordance with ASC 360 “Property, Plant and Equipment”. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2024, indicated no impairment charge compared to the impairment charge of $26,367 recorded for the year ended December 31, 2023, and $nil for the year ended December 31, 2022 (Note 4).

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment, under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right-of-use assets as of December 31, 2024, 2023 and 2022, indicated no impairment charge.

(j) Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2024, there were no vessels held for sale. On December 6, 2023, the Company considered that the suezmax tanker Eurochampion 2004 met the criteria to be classified as held for sale and reclassified the amount of $20,985 as held for sale, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sale price less cost to sell. Vessel delivered to its new owner on January 11, 2024. There was no impairment charge for vessels classified as held for sale as at December 31, 2023.

(k) Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term, unless the lease

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee shall amortize the leasehold improvements to the end of their useful life.

(l) Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Capitalized expenses for undrawn loan amounts as of the balance sheet date are deferred. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

(m) Accounting for Leases (Company act as lessee): Leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use assets, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use assets is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs.

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income. Upon exercise of the option to purchase the underlying asset and settlement of the remaining lease liability, if the right-of-use asset was not previously presented together with vessels, the Company reclassifies the right-of-use asset to Fixed Assets under the consolidated balances sheets and applies Topic 360 to the asset beginning on the date the purchase option was exercised.

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income. (Note 1(k)).

Sale and Leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the proceeds from the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

The Company has three and five sale and leaseback transactions accounted for as operating leases as of December 31, 2024, and 2023, respectively, and one accounted for as a financing arrangement as of December 31, 2024, and 2023 (Note 3 & 6).

(n) Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $218,588, $348,860 and $405,104 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024 and 2023, receivables from voyage charters and contracts of affreightment amounted to $11,416 and $31,543 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time, bareboat charters and pooling arrangements: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter.

Thus, time and bareboat charter agreements are accounted as operating leases (Company acts as lessor), ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842.

For vessels operating in pooling arrangements, the Company earns a portion of the generated total revenues, net of expenses incurred by the pool. Revenues and voyage expenses are pooled and allocated to each pool’s

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

participants on a time charter equivalent, or TCE basis, in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted as a variable rate operating leases, falling under the scope of ASC 842 and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter/pooling arrangements, and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements and pooling arrangements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements and pooling arrangements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter and pooling arrangements in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements and pooling arrangements.

Profit sharing contracts are accounted as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

Revenues from time, bareboat and pooling charter arrangements amounted to $585,473, $540,706 and $455,296 for the years ended December 31, 2024, 2023 and 2022, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company’s vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is realized or realizable and all contingencies are resolved. During 2024, 2023 and 2022, the Company incurred insurance recoveries from loss of hire amounting to $11,075, $5,400 and $4,995, respectively, included in voyage revenues of the consolidated statements of comprehensive income.

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2024, to fulfill contracts were $4,851. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2024 and 2023, receivables from voyage related and operating reimbursable expenses amounted to $995 and $1,555, respectively, the majority of them collected upon completion of the voyage.

The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2024, 2023 and 2022, the Company incurred insurance recoveries from damages to fixed assets amounting to $10,774, $8,867 and $6,980, respectively, included in operating and voyage expenses of the consolidated statements of comprehensive income.

European Union’s Emissions Trading System: The EU Emissions Trading System (EU ETS) is the European Union’s policy to reduce greenhouse gas emissions within the EU by setting a cap on the total emissions allowed, which decreases over time. From January 1, 2024, companies, including shipping companies with vessels over 5,000 gross tonnage, must purchase emission allowances to cover their CO2 emissions, and they can trade these allowances for financial flexibility. Shipping companies are required to monitor, report, and verify their emissions, and at the end of each year, they must surrender allowances equal to their emissions.

As of December 31, 2024, the Company has recognized European Union Allowances (EUAs) to be surrendered by September 30, 2025, amounting to $12,945, included in accrued liabilities in the accompanying consolidated balances sheets. The amount of $6,739, are collectable from charterers and are included in trade accounts receivable, net in the accompanying consolidated balance sheets and the amount of $3,670 has been purchased and/or received from charterers and are included in advances and other in the accompanying consolidated balance sheets.

The value of EUAs provided by charterers is recognized under voyage revenues, while the EUAs obligations under the EU ETS are included in voyage expenses in the Company’s consolidated statements of comprehensive income. The EUAs obligations are measured at the estimated cost of purchasing credits from the EUA market, based on the voyage completion date. EUAs obligations not reimbursable from charterers are revalued using market prices from an EUA index. For the year ended December 31, 2024, the Company recorded $8,158 in voyage revenues and $13,034 in voyage expenses in the accompanying consolidated statements of comprehensive income, including $174 for remeasurement of EUAs obligations, as applicable.

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which a related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $23,151 as at December 31, 2024 ($17,391 as at December 31, 2023), and to revenue resulting from charter agreements with varying rates at the amount of $14,259 as at December 31, 2024 ($14,511 as at December 31, 2023).

Customers’ concentration: Voyage revenues for 2024, 2023 and 2022 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2024	2023	2022
A	17%	22%	13%
B	10%	10%	8%
C	9%	9%	8%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(o) Segment Reporting: The Company has identified its Chief Operating Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting”. The CODM manages the business on a consolidated basis and uses the information as reported on the accompanying consolidated statements of comprehensive income to allocate resources, makes operating decisions and assesses performance, without discrete financial information by type of vessel or by type of charter or by type of cargo. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Although operating results may be identified by type of vessel, the CODM reviews operating results primarily by consolidated net income of the fleet as this is reflected in the accompanying consolidated statements of comprehensive income. In addition, the CODM is provided on a regular basis with the consolidated operating expenses, deemed as significant and consolidated voyage revenues, both included in the segment profit, presented under corresponding captions in the consolidated statements of comprehensive income. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The CODM does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy-related products and the assets of such segment are presented under the caption total assets in the accompanying consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

(p) Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. In addition, the Company enters into EUAs swap agreements to manage its exposure to the EUAs obligations, that the Company must surrender latest by September 30, 2025, for the previous calendar year. Interest rate, bunker and EUAs price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(q) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines fair value and provides guidance as to the measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts.

In accordance with the requirements of accounting guidance relating to Fair Value Measurements and Disclosures, the Company classifies and discloses its assets, liabilities carried at the fair value in one of the following categories (Note 14): Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

(r) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(s) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(t) Earnings Per Share Attributable to Common Stockholders: The Company computes earnings per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(u) Investment in Debt Securities: The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income for all categories of investments in securities are included in the accompanying consolidated statements of comprehensive income. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost (Note 9).

(v) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

(w) Liabilities assumed from time charters attached: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction, following ASC 805 “Business Combinations”. For asset acquisitions, when acquiring vessels with attached time charters, the Company recognizes any related asset or liability based on the market value of the assumed charters. It calculates the present value of the difference between the existing charter rate and the market rate for a similar charter, with the same duration, on the acquisition date. This difference is discounted using the Company’s weighted average cost of capital on the acquisition date. The acquisition cost is allocated on a relative fair value basis, to the qualifying assets acquired. Any intangible asset or liability related to the time charter is included in intangible assets and/or liabilities assumed from time charters attached, in the accompanying consolidated balance sheets and is amortized over the remaining term of the charter, in voyage revenues line of the accompanying consolidated statements of comprehensive income.

(x) Stock Based Compensation expense: Stock based compensation expense represents the cost of shares granted to directors and officers of the Company and employees, and persons who provide services to the Company and its subsidiaries and employees of any management company, under the Company’s equity incentive plan, and is included in general and administrative expenses in the accompanying consolidated statements of comprehensive income. The restricted stock issued to employees, directors and officers of any management company, at the grant date, are measured at fair value, equal to the closing stock price on that date and are not remeasured subsequently. The related cost is recognized using the straight-line method over the requisite service period, which is the vesting period during which the employee must provide service to earn the award. For awards that are subject to performance conditions and future service conditions, and if it is probable that the performance conditions for these awards will be satisfied, then, the compensation cost in respect of these awards is recognized over the requisite service period, using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award.

Further, the Company accounts for restricted share award forfeitures upon occurrence. This is a change to the Company’s previous policy of estimating expected forfeitures, made during the year ended December 31, 2024,

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

upon grant of awards under the 2024 Plan (Note 8). While the previous accounting policy was acceptable, the change is preferable as it aligns better with the industry’s share-based arrangements. No impact applied due to this change in the Company’s accompanying consolidated financial statements for the comparative years, thus, no retrospective application due to this change was necessary. The cumulative effect of the change in the retained earnings included in the accompanying consolidated balance sheets, was nil. The effect of the change has no material effect on the accompanying consolidated financial statements for the year ended December 31, 2024.

New Accounting Pronouncements

Furthermore, in November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items by reportable segment on an annual basis and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted this ASU during the year ended December 31, 2024. The adoption of this ASU affected only the Company’s disclosures (Note 1(o)), with no impact to its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01—Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, to improve GAAP by adding an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period. The Company does not expect the adoption of ASU 2024-01 to have a material effect on its consolidated financial statements and related disclosures.

2. Transactions with Related Parties

(a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On January 1, 2022, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.6, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27.5, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.9 and $30.8 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28.5 for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29.1, for the handymaxes Afrodite and Ariadne remained at $27.5, for the suezmax tanker Decathlon $28.5 (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21.0, $36.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42.4 and $34.3 for the LNG carrier Tenergy.

On January 1, 2023, monthly fees for operating conventional vessels were $30.0, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $29.7, for third-party managed vessels, the handymaxes Afrodite and Ariadne (up to the sale, March 7, 2023 and February 16, 2023, respectively) and the aframax Ise Princess were $28.9, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $21.0, $36.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $45.1 and $36.7 for the LNG carrier Tenergy. Monthly fees for VLCC Dias I, which is managed by a third-party manager, remained at $28.7. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager amounted to $28.4.

On January 1, 2024, monthly fees for operating conventional vessels were $30.0 apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $28.8, for the suezmax tanker Decathlon, $30.1 for the VLCCs Ulysses, Hercules I, $45.9 for LNG carriers Maria Energy and Neo Energy (up to the sale May 31, 2024) and $37.5 for Tenergy, $30.1 for the aframax tankers Sapporo Princess (up to November 17, 2024) and Maria Princess, and $29.3 for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 (up to the sale January 11, 2024) amounted to $28.7 and $29.7, respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $29.3 and $28.7 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. Monthly fees for DP2 suezmax shuttle tankers were $36.0. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.0.

The Management Company, for services rendered, charged $19,880, $19,503 and $20,228 for the years ended December 31, 2024, 2023 and 2022, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying consolidated statements of comprehensive income.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2024, 2023 and 2022, an award of $7,000, $5,000, and $1,000, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying consolidated statements of comprehensive income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer and Director of the Holding Company, is also the sole stockholder of the Management Company and the son of the founder of TST (as defined below). The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2024, are $23,010 for 2025, $22,911 for 2026, $22,776 for 2027, $23,061 for 2028, $22,956 for 2029 and $94,284 from 2030 to 2034.

Also, under the terms of the Management Agreement, the Management Company provide supervisory services for the construction of new vessels for a monthly fee of $21.0 in 2024, 2023 and 2022. These fees in total amounted to $2,093, $1,897 and $1,107 for the years ended December 31, 2024, 2023 and 2022, respectively and are accounted for as part of construction costs. At December 31, 2024, the amount due to the Management Company was $170 ($157 at December 31, 2023).

(b) Tsakos Shipmanagement S.A. (“TSM”): The Management Company appointed TSM (previously named TCM, until May 2, 2023) to provide technical management to the Company’s vessels up to February 2023, when TST (Note 2(c)) assumed all technical management responsibilities for all vessels under TSM structure.

The previously named TCM was owned jointly and in equal part by related party interests and by a private German group during the period up to February 2023, and is now fully owned by related party interests. TSM for technical services charged $nil, $567 and $1,947 for the years ended December 31, 2024, 2023 and 2022, respectively, and it is included in operating expenses in the accompanying consolidated statements of comprehensive income.

At December 31, 2024, the amount due from TSM was $2,623 ($5,287 at December 31, 2023), relating to advance payments on vessel operating expenses.

TSM has a 25% share in a manning agency, located in the Philippines, named TSM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TSM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“TST”): The Management Company appointed TST to provide technical management to the Company’s vessels from February 2023. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

TST for technical services rendered charged $2,222, $1,203, $nil for the years ended December 31, 2024, 2023 and 2022, respectively, included in operating expenses in the accompanying consolidated statements of comprehensive income. At December 31, 2024, the amount due from TST as technical manager was $176 ($1,098 at December 31, 2023).

TST provides chartering services for the Company’s vessels by communicating with third-party brokers to solicit research and propose charters. For this service, the Company pays TST a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying consolidated statements of comprehensive income. TST also provides sale and purchases of vessels brokerage service. In 2024, 2023 and 2022, TST charged a brokerage commission of $1,168 (representing 0.5% of the sale price) for the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy, $848 (representing 0.5% of the sale price) for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite and $326 (representing 1.0% of the sale price) for the sale of the aframax tanker Proteas and the panamax tanker Inca, respectively. TST may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by TST. In 2024, $1,000 in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF, and in 2023, $500 was charged for supervision fees of the LNG carrier, Tenergy and the DP2 suezmax shuttle tanker, Porto. In 2022, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business.

TST for chartering services rendered charged $9,657, $11,026 and $10,684 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, the amount due to TST as commercial manager was $430 ($1,501 at December 31, 2023). At December 31, 2024, an amount of $510 ($667 at December 31, 2023) is also due to TST, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with TST. Argosy, for services rendered, charged $15,150, $14,420 and $10,965 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, the amount due from Argosy was $219 ($2,468 due to Argosy at December 31, 2023). At December 31, 2024, an amount of $758 ($328 at December 31, 2023) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $7,027, $6,589 and $6,437 for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, the amount due to AirMania was $456 ($530 at December 31, 2023).

3. Right-of-use assets and lease liabilities

Operating leases

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

five-year charter or upon sale of the vessel during the charter period. As of December 31, 2024, the Company has classified the seller’s credit, as short-term receivable amounting to $4,370. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. The financial liability recognized for aframax Sakura Princess was $1,097 (current) as of December 31, 2024, and $2,164 (current portion $1,067 and non-current portion $1,097) as of December 31, 2023.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2024, the Company has classified the seller’s credit, as long-term receivable amounting to $8,183. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

At December 31, 2024 and 2023, the Company assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2024, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $13,182 for the two suezmaxes Arctic and Antarctic and $2,755 for the aframax tanker Sakura Princess, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the three right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 0.97 and 1.48 years, respectively, as at December 31, 2024 and 1.98 and 2.49 years, respectively, as at December 31, 2023. As at December 31, 2024 and 2023, both the right-of use assets and the corresponding obligation under operating leases were $15,937 (current portion $11,608 and non-current portion $4,329) and $36,969 (current portion $21,031 and non-current portion $15,937), respectively.

Year	Lease Commitment
2025	15,332
2026	4,992
Minimum net lease payments	$20,324

Less: Present value discount	(3,290)

Total Obligations under operating leases and financial liability (current and non-current portion)	$17,034

The Company has subleased all three vessels and recognized sublease revenue, net of voyage expenses of $33,217 for the year ended December 31, 2024, compared to five vessels with recognized sublease revenue, net of voyage expenses of $77,414 and $54,877 for the years ended December 31, 2023 and 2022, respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Finance leases

On January 9, 2020, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there was a seller’s credit of $11,800 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted for the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On May 31, 2024, the Company signed an addendum in the bareboat agreement for each of the two suezmax tankers, Archangel and Alaska, to repurchase both vessels. In accordance with ASC 842, the Company accounted for the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease. On July 19, 2024 and August 22, 2024, the Company repurchased Alaska and Archangel, respectively, at a purchase price of $21,000 each, net of the seller’s credit amount of $5,900 for each vessel. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $43,316, including the application of the seller’s credit of $11,800 as a prepayment to repurchase the vessels. The incremental borrowing rate used to determine the right-of-use assets and the obligations under finance leases was 7.1%. During 2024, the lease liability under finance leases was reduced by $1,835 to reflect the lease payments made during the period and increased by an interest expense of $517, presented in the Company’s consolidated statements of comprehensive income under interest and finance costs. In addition, as of the effective date of the modification, the right-of-use-assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $55,116. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. During 2024, the right-of-use assets were amortized by $1,415. Upon repurchase of Alaska and Archangel, the Company derecognized the right-of-use-assets and the lease liability amounting to $53,702 and $41,998, respectively, and recognized both vessels as fixed assets in the accompanying consolidated balance sheets (Note 4).

The Company has subleased both vessels (Archangel and Alaska), the amount of $6,777 and $3,206 was recognized as sublease revenue, net of voyage expenses for the operating lease period (January 1, 2024 until May 31, 2024) and the finance lease period, respectively (May 31, 2024 until July 17, 2024 and August 22, 2024 for Alaska and Archangel, respectively).

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there was a seller’s credit of $13,000 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On October 20, 2022, the Company signed an addendum in the bareboat agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, whereby had the option to extend the charter period for one year and add two purchase options to repurchase the vessels. In accordance with ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company classified the above transaction as a finance lease. On February 14, 2023, and February 21, 2023, the Company repurchased the two suezmaxes, Eurochampion 2004 and Euronike, respectively at a purchase price of $13,750 each, net of the seller’s credit amount of $6,500 for each vessel. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $29,968, including the application of the seller’s credit of $13,000 as a prepayment to repurchase the vessels. The incremental borrowing rate used to determine the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

right-of-use assets and the obligations under finance leases was 3.9%. During 2022, the lease liability under finance leases was reduced by $2,164 to reflect the lease payments made during the period and increased by an interest expense of $229, presented in the Company’s consolidated statements of comprehensive income under interest and finance costs. In addition, as of the effective date of the modification, the right-of-use-assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $42,968. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. Upon repurchase of Eurochampion 2004 and Euronike, the Company derecognized the right-of-use-assets and the lease liability amounting to $41,545 and $27,500, respectively, and recognized both vessels as fixed assets in the accompanying consolidated balance sheets (Note 4).

The amount of $5,809 was recognized for the finance lease period from January 1, 2023, until February 14, 2023, and February 21, 2023, for Eurochampion 2004 and Euronike, respectively. The Company subleased both vessels, the amount of $17,916 was recognized as sublease revenue, net of voyage expenses for the operating lease period from January 1, 2022, until October 20, 2022. The amount of $4,407 was recognized for the finance lease period from October 20, 2022, until December 31, 2022, for both vessels.

4. Vessels

Acquisitions

On January 11 and 19, 2024 the Company took delivery of its newbuilding aframax tankers Chios DF (Simel Navigation Co.) and Ithaki DF (Torvi Marine Corp.), respectively, for an aggregate cost of $156,649. During the first half of 2024, the Company acquired four aframax tankers DF Montmartre (Pink Diamond Sea Inc.), Alpes (Ortsa Oceanway Corp.), DF Mystras (Palermo Enterprises Corp.), Aspen (Quartz Maritime Limited), and the suezmax tanker Popi Sazaklis (Soho Shipping & Trading Co.), for an aggregate cost of $350,000.

On July 19, 2024 and August 22, 2024, the Company acquired the two suezmaxes Alaska (Lobelia Shipping Ltd) and Archangel (Creed Shipping S.A.), respectively (Note 3).

On February 14, 2023, and February 21, 2023, the Company acquired the two suezmaxes, Eurochampion 2004 (Sea Serenity Shipping Corp.) and Euronike (Stardust Shiptrade Inc), respectively, (Note 3). On September 21, 2023 and October 26, 2023, the Company took delivery of the newbuilding aframax tankers Njord DF (Arionas Marine S.A.) and Ran DF (Gudne Marine Corp.), respectively, for an aggregate cost of $155,677.

Sales

In 2024, the Company sold its suezmax tankers Eurochampion 2004 and Euronike, the aframax tankers Izumo Princess and Nippon Princess for net proceeds of $151,779, realizing total gain of $59,006. In 2024, the Company also sold its LNG carrier Neo Energy, for net proceeds of $76,637 realizing total loss of $10,344.

In 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, for net proceeds of $165,944, realizing total gains of $81,198.

The net (gains) losses from the sale of the vessels are separately reflected in the accompanying consolidated statements of comprehensive income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Impairment

As of December 31, 2024, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use-assets under operating leases, whenever events or changes in circumstances indicated that impairment indicators were present. This review did not indicate an impairment of the carrying value of the Company’s vessels, vessels under construction and its right-of-use-assets under operating leases.

As of December 31, 2023, this review indicated that events and circumstances changed during 2023 and that the carrying amount of the LNG carrier Neo Energy, built in 2007 was not recoverable. The fair value of this vessel as at December 31, 2023 was determined based on Level 3 inputs of the fair value hierarchy, through a combination of future discounted net operating cash flows, and third party valuations (Note 14(c)). More specifically, the Company’s future discounted net operating cash flows for this vessel were determined using significant unobservable inputs, such as a discount rate of 7.7%, based on estimated weighted average cost of capital using cost of equity and cost of debt components and daily rate of $42.9, based on ten-year historical average for LNG carriers. Based on this evaluation the Company determined that the carrying value of the LNG carrier Neo Energy should be impaired. Consequently, its carrying value of $114,367 has been written down to $88,000, and an impairment charge of $26,367 has been recorded. In 2022, there was no indication of an impairment charge.

Impairment charges are separately reflected in the accompanying consolidated statements of comprehensive income.

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $38,135 and $33,682 at December 31, 2024 and 2023, respectively. Leasehold improvements for the suezmaxes Antarctic and the aframax Sakura Princess amounted to $975, at December 31, 2024 ($4,631 for the suezmaxes Archangel, Alaska, Arctic, Antarctic and the aframax tanker Sakura Princess, at December 31, 2023). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income.

6. Long –term debt and other financial liabilities

Long-term debt

Facility	2024	2023
Loans	1,605,654	1,411,779
Less: Deferred finance costs, net	(8,495)	(8,046)

Total long-term debt	1,597,159	1,403,733

Less: Current portion of debt	(245,475)	(185,516)
Add: Deferred finance costs, current portion	2,739	2,532

Long-term debt, net of current portion and deferred finance costs	1,354,423	1,220,749

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan balances outstanding at December 31, 2024, amounted to $1,605,654. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between May 2025 and September 2033. Interest rates on the outstanding loans as at December 31, 2024, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On March 1, 2024, the Company signed a new five-year loan agreement amounting to $245,000 to finance the acquisition of the five vessels, Alpes, Popi Sazaklis, Aspen, DF Mystras and DF Montmartre. The new loan is repayable in ten semi-annual installments of i) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, ii) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, iii) $1,615.5, commencing six months after the delivery of the vessel, plus a balloon of $25,845 payable together with the last installment, iv) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment, and v) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment.

On March 13, 2024, the Company signed a new seven-year loan agreement amounting to $103,456 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Athens 04. The new loan is repayable in fourteen semi-annual installments of $2,873.77, commencing six months after the delivery of the vessel, plus a balloon of $63,223.108 payable together with the last installment.

On May 31, 2024, the Company signed a new one and a half year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the panamax tankers, Selini and Salamina. The loan is repayable in two semi-annual installments of $2,308.8, commencing six months after the date signed, plus a balloon of $2,308.8.

On May 31, 2024, the Company prepaid the amount of $28,147 to the lender due to sale of its LNG carrier Neo Energy.

On August 30, 2024, the Company signed a seven-year loan agreement amounting to $111,776 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Anfield. The new loan is repayable in fourteen semi-annual installments of $3,000, commencing six months after the delivery of the vessel, plus a balloon of $69,776 payable together with the last installment. On September 5, 2024, the Company drew down the amount of $14,903.5.

On December 10, 2024, the Company signed a new five-year loan agreement amounting to $25,000 relating to the refinancing of the suezmax tanker, Eurovision. On December 10, 2024, the Company drew down the amount of $25,000 and prepaid the amount of $20,682. The new loan is repayable in ten semi-annual installments of $1,785.7, commencing six months after the drawdown date, plus a balloon of $7,143 payable together with the last installment.

On April 2, 2025, the Company signed a new one year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the handysize tankers, Byzantion and Bosporos. The loan is repayable in three semi-annual installments of $1,365.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2024, interest rates on the bank loans ranged from 5.90% to 7.40%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2024	6.87%
Year ended December 31, 2023	6.68%
Year ended December 31, 2022	3.91%

Loan movements throughout 2024:

Loan	Origination Date	Original Amount	Balance at January 1, 2024	New Loans	Prepaid	Repaid	Balance at December 31, 2024
12-year term loan	2016	309,824	69,053	—	—	10,069	58,984
7 1/2-year term loan	2017	85,000	51,000	—	—	5,666	45,334
8-year term loan	2018	82,752	65,514	—	—	4,596	60,918
5-year term loan	2019	38,250	6,928	—	—	2,310	4,618
7-year term loan	2019	56,352	47,898	—	—	2,818	45,080
10-year term loan	2019	54,387	45,158	—	—	3,011	42,147
7-year term loan	2019	72,000	52,800	—	—	4,800	48,000
5-year term loan	2019	71,036	26,400	—	—	2,400	24,000
5-year term loan	2019	35,000	22,272	—	20,682	1,590	—
5-year term loan	2020	16,800	6,825	—	—	2,730	4,095
5-year term loan	2020	70,000	33,654	—	—	11,217	22,437
6-year term loan	2020	37,500	29,169	—	—	2,652	26,517
5-year term loan	2020	47,000	11,803	—	—	5,901	5,902
5-year term loan	2021	44,500	20,227	—	—	8,091	12,136
5-year term loan	2021	26,000	22,000	—	—	2,000	20,000
4-year term loan	2021	38,000	19,312	—	—	3,662	15,650
7-year term loan	2021	74,500	70,327	—	—	4,173	66,154
5-year term loan	2022	62,000	53,750	—	—	5,500	48,250
6-year term loan	2022	67,500	54,000	—	—	9,000	45,000
5-year term loan	2022	25,200	20,685	—	—	3,010	17,675
8-year term loan	2022	118,400	118,400	—	—	6,600	111,800
5-year term loan	2022	42,000	36,558	—	—	5,442	31,116
6-year term loan	2022	67,500	58,500	—	—	9,000	49,500
5-year term loan	2022	189,000	177,188	—	—	11,812	165,376
5-year term loan	2023	85,000	65,727	—	28,147	9,980	27,600
5-year term loan	2023	72,150	69,144	—	—	6,013	63,131
5-year term loan	2023	70,000	67,150	—	—	5,700	61,450
5-year term loan	2023	49,000	45,937	—	—	6,125	39,812
8-year term loan	2023	118,400	44,400	74,000	—	3,289	115,111
7-year term loan	2023	100,000	—	25,864	—	—	25,864
5-year term loan	2024	245,000	—	245,000	—	8,771	236,229
7-year term loan	2024	103,456	—	25,864	—	—	25,864
7-year term loan	2024	111,776	—	14,904	—	—	14,904
5-year term loan	2024	25,000	—	25,000	—	—	25,000

Total			1,411,779	410,632	48,829	167,928	1,605,654

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the Holding Company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $80,905 at December 31, 2024, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As at December 31, 2024, the Company and its subsidiaries had thirty-three loan agreements, totaling $1,605,654. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2024.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2024, are as follows:

Year	Amount
2025	$245,475
2026	253,836
2027	383,373
2028	235,675
2029	247,878
2030 and thereafter	239,417

Total	$1,605,654

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2023
Other financial liabilities	$151,584	$160,912
Less: Deferred finance costs, net	(1,649)	(1,988)

Total other financial liabilities, net	149,935	158,924

Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	312	338

Other financial liabilities, net of current portion and deferred finance costs	$140,919	$149,934

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2024, the annual principal payments of Other financial liabilities required to be made after December 31, 2024, are as follows:

Year	Amount
2025	$9,328
2026	9,328
2027	9,328
2028	9,328
2029	9,328
2030 and thereafter	104,944

Total	$151,584

7. Interest and Finance Costs, net

	2024	2023	2022
Interest expense	121,574	106,727	56,673
Less: Interest capitalized	(8,273)	(4,923)	(1,219)

Interest expense, net	113,301	101,804	55,454
Interest expense on redeemable preferred shares	—	791	—
Bunker and other commodities swaps, put and call options cash settlements	(1,376)	288	(9,912)
Amortization of deferred finance costs	3,626	3,623	4,052
Bank charges	107	237	410
Discount of long-term receivables	—	—	350
Amortization of deferred gain on termination of financial instruments	(3,596)	(5,265)	(618)
Change in fair value of non-hedging financial instruments	89	(657)	517

Net total	112,151	100,821	50,253

Interest and finance costs were $121,574, $106,727 and $56,673 for the years ended December 31, 2024, 2023 and 2022, respectively.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $8,273, $4,923 and $1,219 for the years ended December 31, 2024, 2023 and 2022, respectively.

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2024, 2023 and 2022, amortization of deferred gain on termination of hedging interest rate swaps amounted to $3,596 (positive) $5,265 (positive) and $618 (positive), respectively. For the remaining three discontinued hedging interest rate swaps, the forecasted transactions were assessed as not probable to occur. Two out of the three hedges were de-designated as hedging swaps concurrent with their termination, while the third one was terminated later in 2022. The accumulated other comprehensive income corresponding to these interest rate swaps upon de-designation

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

amounting to $3,135 (positive) were immediately classified into earnings during 2022. Following the de-designation, the change in the fair value of the one discontinued cash flow hedge and up to its termination, has been included in change in fair value of non-hedging financial instruments and amounted to $1,472 (positive) during 2022.

At December 31, 2024 and 2023, the Company held one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap and its change in fair value has been included in the change in fair value of non-hedging financial instruments. The fair value of this swap agreement was $266 (positive) and $122 (positive) at December 31, 2024, and 2023, respectively. The change in fair value amounted to $144 (positive) and 122 (positive) for the years ended December 31, 2024 and 2023, respectively and has been included in the change in fair value of non-hedging financial instruments. At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap with major financial institution which matured in April 2023. The interest rate swap agreement was designated and qualified as cash flow hedge, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

During 2024, the Company entered into thirteen bunker swap agreements and six other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively, with maturity dates between July 2024 through December 2025 For the year ended December 31, 2024, the total net cash received for those agreements amounted to $1,376. As at December 31, 2024, the Company held five bunker swap agreements and three EUAs swap agreements. During 2023, the Company entered into eight bunker swap agreements and two EUAs swap agreements. On December 19, 2023, the two EUAs swap agreements expired, and the Company paid $288. During 2022, the Company entered into early termination agreements of all its bunker swap agreements. Total cash received from those swap terminations amounted to $9,912. The fair value of bunker swap agreements EUAs emission swap agreements at December 31, 2024 and 2023, was $302 (positive) and $535 (positive), respectively. The change in the fair values for the years ended December 31, 2024, 2023 and 2022 was $233 (negative), $535 (positive) and $1,989 (negative), respectively.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $791, were recognized as interest expense.

During 2024, 2023 and 2022, the Company has written-off unamortized deferred finance costs of $202, $430, and $1,195, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2024, 2023 and 2022, the Company recognized a discount on its lease liability (Note 3) amounting to $nil, $nil and $350, respectively.

8. Stockholders’ Equity

On May 1, 2024, the Company’s Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaced the Company’s share-based incentive plan adopted in 2012. The 2024 Plan permits the Company to grant share options or other share

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

based awards with respect to up to 1,000,000 of the Company’s common shares to its directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our managers. On July 24, 2024, 625,000 restricted common shares were granted under the 2024 Plan to Company directors and officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company, of which 3,000 shares have subsequently been forfeited. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026.

During the year ended December 31, 2024, stock-based compensation expense on restricted common stock amounted to $8,126, whereas total unrecognized stock-based compensation expense relating to the Company’s outstanding restricted common stock was $8,089, as of December 31, 2024. The average period over which the total stock-based compensation expense related to non-vested restricted common stock, was expected to be recognized, was 1.49 years.

Movements under this plan are as follows:

	Number of Restricted Shares Granted	Number of Restricted Shares Forfeited	Number of Restricted Shares Vested	Balance of Non-Vested Restricted Shares	Weighted average grant date fair value
December 31, 2023	—	—	—	—	$—
Granted July 24,2024	625,000	(3,000)	—	622,000	$26.07
Vested during 2024	—	—	—	—	$26.07

December 31, 2024	625,000	(3,000)	—	622,000	$26.07

In 2022, the Company issued 4,633,473 common shares for net proceeds of $43,841. In 2023, the Company did not issue additional common shares.

In 2022, the Company issued 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $192. In 2023 and 2024, the Company issued nil preferred shares.

In September 2022, the holder exercised the conversion option and converted all 459,286 Series G Convertible Preferred Shares that remained outstanding, with a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share, par value $1.00 per share and liquidation preference of $10.00 per share, into 306,190 common shares of the Company. The Company had nil Series G Convertible Preferred Shares outstanding as of December 31, 2024, 2023 and 2022 respectively.

As of December 31, 2022 the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares (the “Shyris Shipping Preferred Shares”) of Shyris Shipping Company S.A. (“Shyris Shipping”), a wholly owned subsidiary of the Company, par value $0.001, each with a liquidation preference of $10.00 per share were 2,048,841 with an aggregate liquidation price of $20,388, which were entitled to receive cumulative semi-annual

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $nil, $1,446 and $1,698 in the period ended December 31, 2024, 2023 and 2022, respectively (Note 10).

The Shyris Shipping Preferred Shares were non-convertible and perpetual, and redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $22,889, upon issuance was included in non-controlling interest. Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from certain feature with minimal value.

During 2022, Shyris Shipping redeemed 250,000 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $2,500 and was included in non-controlling interest in the accompanying consolidated balance sheet as at December 31, 2022. On January 20, 2023, July 25, 2023, and September 1, 2023, Shyris Shipping redeemed 100,000, 500,000 and 1,438,841 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $1,000, $5,000, and $14,388, respectively. Following these redemptions, no Shyris Shipping Preferred Shares were outstanding as of December 31, 2024 and 2023, respectively.

On July 7, 2023, the Company redeemed all of its 3,517,061 Series D Preferred Shares, par value $1.00 per share with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.243056 per share, as declared on May 30, 2023. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3,256, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023 (Note 10).

9. Investments in debt securities

On October 25, 2023, the Company entered a seven-year investment in debt securities amounting to $5,000. Interest income is earned on a quarterly basis on the 25th day of January, April, July and October in each year from, and including, January 25, 2024, to, and including, October 25, 2030.

On March 1, 2024, the Company entered a seven-year investment in debt securities amounting to $5,000. Interest income is earned on a quarterly basis on the 3rd day of March, June, September and December in each year from, and including, June 3, 2024, to, and including, March 3, 2031.

On October 10, 2024, the Company entered a two-year investment in debt securities amounting to $5,000. Interest income is earned on a quarterly basis on the 10th day of January, April, July and October in each year from, and including, January 10, 2025, to, and including, October 9, 2026.

On October 30, 2024, the Company entered a two-year investment in debt securities amounting to $10,000. Interest income is earned on a quarterly basis on the 30th day of January, April, July and October in each year from, and including, January 30, 2025, to, and including, October 30, 2026.

The Company classified the above investments in debt securities as held-to-maturity and recognized at amortized cost basis. The carrying value of the investments as of December 31, 2024 and 2023, amounted to $25,230 and $5,064, respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The maturity schedule of the outstanding investments in debt securities as of December 31, 2024, is as follows:

Maturity date	Carrying amount	Fair value
Due within 1 year	$—	$—
Due in 1-5 years	15,088	14,932
Due in 5-10 years	10,142	10,188

Total	$25,230	$25,120

No allowance for credit losses was warranted on investments as of December 31, 2024 and 2023, respectively.

10. Earnings per Common Share

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. Non-vested restricted common stock granted under the Company’s 2024 Plan, are entitled to receive dividends which are not refundable, and therefore are considered participating securities (Note 8). For the year ended December 31, 2023, the Company had no participating securities. For the year ended December 31, 2022, the Company considered its Series G redeemable convertible preferred shares (Note 8), to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares.

Under the two-class method, net income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed income” is allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, basic earnings per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during each year presented, less shares subject to repurchase. The Company’s participating securities do not contractually require their holders to participate in the Company’s losses. The calculation of basic earnings per share does not consider the non-vested restricted common stock as outstanding.

Diluted earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2024, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the non-vested restricted common stock. The treasury stock method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted earnings per share. For purposes of the treasury stock calculation, weighted non-vested restricted shares of 57,182 for the year ended December 31, 2024, are considered common share equivalents but have been excluded from the calculation of diluted earnings per share as their effect is anti-dilutive.

For the year ended December 31, 2023, there were no potentially dilutive securities outstanding. For the year ended December 31, 2022, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share. The if-converted method is used to compute the dilutive effect of Series G redeemable convertible preferred shares on as-converted basis. For purposes of this calculation, 217,265 weighted potential redeemable convertible preferred shares, are considered common share equivalents, for the year ended December 31, 2022, are included in the computation of diluted earnings per common share.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net income per share:

	2024	2023	2022
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$176,231	$300,182	$204,234
Preferred share dividends, Series D	—	(3,184)	(7,694)
Preferred share dividends, Series E	(10,976)	(10,976)	(10,975)
Preferred share dividends, Series F	(16,024)	(16,024)	(16,024)
Preferred share dividends, Series G	—	—	(31)
Undistributed income to Series G participants	—	—	(1,250)
Deemed dividend on Series D preferred shares	—	(3,256)	—
Undistributed income allocated to non-vested restricted common stock	(959)	—	—

	148,272	266,742	168,260

Preferred share dividends, Series G	—	—	31
Undistributed income to Series G participants	—	—	1,250

Net income attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	148,272	266,742	169,541

Denominator
Weighted average number of shares, basic	29,505,603	29,505,603	27,970,799
Effect of dilutive shares	—	—	217,265

Weighted average number of shares, diluted	29,505,603	29,505,603	28,188,064

Earnings per share, basic attributable to Tsakos Energy Navigation Limited	$5.03	$9.04	$6.02
Earnings per share, diluted attributable to Tsakos Energy Navigation Limited	$5.03	$9.04	$6.01

11. Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.81% of the Company’s 2024 revenue (8.7% in 2023 and 5.6% in 2022) was generated through charter agreements with Flopec.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12. Commitments and Contingencies

As at December 31, 2024, the Company had under construction two suezmax tankers, three DP2 suezmax shuttle tankers, two MR tankers and five LR1 tankers.

The total contracted amount remaining to be paid for the twelve vessels under construction plus the extra costs agreed as at December 31, 2024, were $725,686. The amount of $339,280 is due to be paid in 2025, $178,297 in 2026, $146,482 in 2027 and $61,627 in 2028.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. Starting in 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission (“SEC”) investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company investigated these matters. The Company is always committed to doing business in accordance with anti-corruption laws and cooperated with these agencies. In June 2024, the SEC informed the Company that it had terminated its investigation of the Company.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2024, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2025	$430,051
2026	253,103
2027	169,037
2028	106,388
2029	28,383
2030 to 2038	235,500

Minimum charter revenues	$1,222,462

13. Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income,

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14. Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and financial liabilities as described in Notes 6 and 7.

(b)

Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, long-term receivables related to seller’s credits under sale and leaseback transactions, investments in debt securities and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)

Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable and due from (to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term debt and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying value of the long-term receivables related to seller’s credits under sale and leaseback transactions approximate their fair value. The carrying amount of investments in debt securities approximates their respective fair values due to their short maturity and/or the volatility of the underlying interest rates.

The fair values of interest rate swap agreements, bunker swap agreements and other commodities swap agreements discussed in Note 7 above and the fair values of the investments in debt securities discussed in Note 9 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The fair value of the impaired LNG carrier Neo Energy discussed in Note 4 as at December 31, 2023, was determined through Level 3 inputs of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management through a combination of future discounted net operating cash flows and third-party valuations, (non-recurring basis).

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2024 and 2023, are as follows:

	2024		2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	343,373	343,373	372,032	372,032
Restricted cash	4,939	4,939	4,662	4,662
Margin deposits	4,270	4,270	4,270	4,270
Long-term receivable (including short-term portion)	12,553	12,553	23,812	23,812
Investment in debt securities	25,230	25,120	5,064	5,064
Debt and other financial liabilities	(1,757,238)	(1,757,238)	(1,572,692)	(1,572,692)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2024, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($4,270 as of December 31, 2023), which is recorded within margin deposits in the consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by the counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction (recurring measurements). The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income or in the consolidated balance sheets, as a component of accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair Value	182	646	—	—

Interest rate swaps	Financial instruments—Fair Value, net of current portion	84	—	—	524

Bunker and EUAs swaps	Current portion of financial instruments - Fair value	327	607	25	72
Subtotal		593	1,253	25	596

Total derivatives		593	1,253	25	596

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments - Net effect on the Consolidated Statements of Comprehensive Income

	(Loss) Gain Recognized in Accumulated Other Comprehensive (Loss) Income on Derivative (Effective Portion) Location	Amount

Derivative		2024	2023	2022
Interest rate swaps		91	(134)	28,393

Reclassification to Interest and finance costs, net due to de-designations		(3,596)	(5,265)	(3,753)
Reclassification to Depreciation expense		116	219	200

Total		(3,389)	(5,180)	24,840

The accumulated income (loss) from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive (loss) income as of December 31, 2024, 2023 and 2022, was $904 (loss), $2,485 (income) and $7,665 (income) respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income Location	Amount

Derivative		2024	2023	2022
Interest rate swaps	Interest and finance costs, net	144	122	1,472
Bunker and EUAs swaps	Interest and finance costs, net	1,143	247	7,923
Total		1,287	369	9,395

15. Liabilities assumed from time charters attached

Upon acquisition of the four aframax tankers, DF Montmartre, Alpes, DF Mystras, Aspen, and the suezmax tanker Popi Sazaklis (Note 4), with time charter agreements attached, the Company recognized a liability of $46,927 (Level 2), being the present value of the difference between the existing charter rates and the market rates on the acquisition date of each vessel, included in liabilities assumed from time charters attached in the accompanying consolidated balance sheets as of December 31, 2024. For the year ended December 31, 2024, the amortization of liabilities assumed from time charters attached amounted to $15,792, compared to $nil for the prior year. The amortization of liabilities assumed from time charters attached is included in voyage revenues in the accompanying consolidated statements of comprehensive income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The unamortized balance of the liability as of December 31, 2024, is expected to be amortized over the weighted average period of 1.7 years as follows:

Period/ Year	Amount
2025	18,813
2026	8,047
2027	4,275
Liabilities assumed from time charters attached	$31,135

16. Subsequent Events

a)	On January 2, 2025, 155,500 restricted shares or equal to the 25% of the restricted shares granted in July 2024, vested under the 2024 Plan.

b)	On January 29, 2025, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

c)	On February 27, 2025, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

d)	On March 26, 2025, the Company sold its suezmax tanker Pentathlon.

e)

On March 14, 2025, the Company signed nine shipbuilding contracts for the construction of nine DP2 suezmax shuttle tankers (Hull 2733, Hull 2734, Hull 2735, Hull 2736, Hull 2737, Hull 2738, Hull 2739, Hull 2740 and Hull 2741) with Samsung Heavy Industries. The total contract price for all nine vessels is in the region of $1.3 billion.